Wexford Plaza
411 West Putnam Avenue
Greenwich, CT 06830
www.wexford.com
(203) 862-7000
Charles Davidson
Chairman
August 4, 2008
D. Frank Harrison — Chairman, CEO & President
Mike Liddell — Director
David L. Houston — Director
William R. Snipes — Director
Gary C. Hill — Director
Bronco Drilling Company
16217 N. May Avenue
Edmond, OK 73013
Proposed Merger between Bronco Drilling
Company and Allis-Chalmers Energy, Inc.
Gentlemen:
I am writing regarding the proposed merger with Allis Chalmers. As we advised you in our July 29 letter, we believe the merger in not in the best interests of Bronco and its shareholders. To date we have received no response to that letter. While we have no objection to a sale or merger of Bronco, we object to the Allis Chalmers transaction because we believe it substantially undervalues Bronco.
We were surprised by Bronco’s press release on Friday August 1 which announced the recommendation by Glass Lewis & Co. regarding the merger. We believe the board should ensure that the company presents all relevant information regarding the proposed merger and does not color the facts in any manner. Bronco, however, appears to be selectively disclosing information regarding the proposed merger:
•	Bronco trumpets the Glass Lewis recommendation, but ignores the July 31 report by Proxy Governance, Inc. (another independent, proxy advisory firm), which recommended that Bronco shareholders vote against the deal because they believe the merger undervalues Bronco and fails to offer a meaningful takeover premium.

•	Bronco also fails to disclose the July 31 research report by FBR Capital Markets, which upgraded Bronco’s stock to “outperform,” based on FBR’s view that the merger undervalued Bronco and would likely be rejected to Bronco’s shareholders.

•	Bronco hasn’t advised its shareholders that three of its largest shareholders have stated that they are opposed to the merger.

•	Bronco’s use of the Glass Lewis violates express prohibitions on the use of the analysis to solicit proxies and on reproducing any portion of the report without permission.

•	Bronco selectively quotes from the Glass Lewis report, creating the misleading impression that Glass Lewis enthusiastically endorsed the sale process and merger. In fact, the Glass Lewis report expressed concerns about both the sale process and the valuation.

•	Bronco’s Q2 earnings announcement also appears to reflect this issue of selective disclosure, and the decision not to conduct a quarterly call deprives shareholders and analysts the opportunity to question management regarding issues raised in the announcement.
Bronco’s failure to acknowledge or disclose the Proxy Governance and FBR reports is a particularly glaring example of selective disclosure. The Proxy Governance report noted as follows regarding the merger:
“Rationale/Conclusion: We do not support this proposal because — in the context of share appreciation for peers in the period since the announcement — it does not appear to offer a meaningful takeover premium, and because the share price itself — which is currently at a premium to the proposed merger consideration — seems to bolster the arguments of large shareholders that the deal undervalues the company.”
Similarly, the “Summary and Recommendation” section of the FBR research report stated:
“We believe the proposed merger of BRNC and ALY undervalues BRNC...”
“Based on both a NAV and peer comparison valuation, we arrive at an estimated current value of $22 per share.”
“We are raising our EPS estimates and price target and are upgrading our rating to Outperform from Market Perform due to the compelling risk/reward of 2% downside if the deal happens and our expectation for 30% upside if the deal is rejected by shareholders.”
*     *      *

Bronco’s directors have a continuing obligation to evaluate the proposed merger in light of current facts and circumstances. As such, Bronco’s directors should seriously consider views and opinions that do not comport with their prior support of the merger — like those expressed by the independent Proxy Governance Inc. and FBR. In addition, the board should weigh heavily the views expressed by three of Bronco’s largest shareholders — Third Avenue Management, Alpine Associates and Wexford — each of which has expressed its opposition to the proposed merger.
The no-shop provisions of the merger agreement, which in some circumstances could require Bronco to pay a break-fee or expense reimbursement to Allis Chalmers, should not impede the board’s reconsideration of the proposed transaction. If the cost of proceeding with the merger outweighs the amount of any fee or expense reimbursement that would be payable if the board withdraws its support for the merger, it is incumbent on the board to act in the best interests of the company and its shareholders and recommend rejecting the merger agreement.
If you have questions regarding our views, we would be pleased to discuss them with you.
Sincerely,
Charles Davidson
Chairman

3